UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

____________________

Unifi, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

904677 20 0

(CUSIP Number)

____________________

Kenneth G. Langone

375 Park Avenue

Suite 2205

New York, NY 10152

(212) 421-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

____________________

August 28, 2023

(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904677 20 0	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Kenneth G. Langone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,806,402
	8	SHARED VOTING POWER 160,000
	9	SOLE DISPOSITIVE POWER 1,806,402
	10	SHARED DISPOSITIVE POWER 160,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 904677 20 0	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Invemed Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 130,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 130,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

EXPLANATORY NOTE: This Amendment No. 4 amends and supplements the Schedule 13D originally filed jointly by the Reporting Persons (as defined below) with the United States Securities and Exchange Commission (the “SEC”) on October 22, 2012, as amended by Amendment Nos. 1 through 3 thereto. This Amendment No. 4 replaces in its entirety the Schedule 13D filed jointly by the Reporting Persons with the SEC on September 5, 2023 (the “Last Filing”), which was inadvertently coded with the incorrect form type and filed as a Schedule 13D (instead of a Schedule 13D/A). This Amendment No. 4 is being filed to correct (i) the technical error relating to the form type of the Last Filing and (ii) the typographical error in the reference to the total number of shares purchased by the Reporting Persons in Item 4 of the Last Filing. This Amendment No. 4 also reflects the purchases of Common Stock (as defined below) by the Reporting Persons since the Last Filing was made.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D/A relates to the common stock, par value $0.10 per share (the “Common Stock”), of Unifi, Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7201 W. Friendly Ave., Greensboro, NC 27410.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D/A is being filed by Kenneth G. Langone (“Mr. Langone”) and Invemed Associates LLC, a New York limited liability company (“Invemed”) (sometimes hereinafter collectively referred to as the “Reporting Persons”).

The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) The principal business address of the Reporting Persons is 375 Park Avenue, Suite 2205, New York, NY 10152.

(c) Mr. Langone’s principal occupation is as Chairman and Chief Executive Officer of Invemed. Invemed is engaged primarily in the business of managing Mr. Langone’s personal funds.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Langone is a United States citizen. Invemed is a limited liability company organized under the laws of the State of New York.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 28, 2023, Mr. Langone used personal funds to purchase 92,875 shares of Common Stock in multiple open-market transactions at prices ranging from $6.23 to $6.56 per share, inclusive, for an aggregate purchase price of approximately $595,941.

On August 29, 2023, Mr. Langone used personal funds to purchase 7,125 shares of Common Stock in multiple open-market transactions at prices ranging from $6.39 to $6.66 per share, inclusive, for an aggregate purchase price of approximately $46,622.

On September 5, 2023, Mr. Langone used personal funds to purchase 2 shares of Common Stock in separate open-market transactions, each at a price of $6.75 per share for an aggregate purchase price of $13.50.

On September 7, 2023, Mr. Langone used personal funds to purchase 7,198 shares of Common Stock in multiple open-market transactions at prices ranging from $6.73 to $6.75 per share, inclusive, for an aggregate purchase price of approximately $48,555.

On September 14, 2023, Mr. Langone used personal funds to purchase 4,800 shares of Common Stock in multiple open-market transactions at prices ranging from $6.90 to $7.07 per share, inclusive, for an aggregate purchase price of approximately $33,592.

On September 15, 2023, Mr. Langone used personal funds to purchase 3,000 shares of Common Stock in multiple open-market transactions at prices ranging from $7.00 to $7.06 per share, inclusive, for an aggregate purchase price of approximately $21,090.

ITEM 4.	PURPOSE OF TRANSACTION.

Mr. Langone purchased the 115,000 shares of Common Stock referenced in Item 3 for investment purposes and intends to evaluate the performance of such securities as an investment in the ordinary course of business. Except as provided in this Schedule 13D/A or as may be proposed by Mr. Langone in his capacity as a director of the Issuer or by the Board of Directors of the Issuer with the participation of Mr. Langone, neither Mr. Langone nor Invemed has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D/A.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Langone beneficially owns 1,966,402 shares, or 10.9%, of the Common Stock of the Issuer, and Invemed beneficially owns 130,000 shares, or 0.7%, of the Common Stock of the Issuer. Each percentage ownership of shares of Common Stock set forth in this Schedule 13D/A is based on 18,084,522 shares of Common Stock outstanding as of August 21, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on August 25, 2023.

(b) Number of shares as to which each Reporting Person has:

Sole power to vote or to direct the vote:

The information in Row 7 of the Cover Pages is incorporated by reference herein.*

Shared power to vote or to direct the vote:

The information in Row 8 of the Cover Pages is incorporated by reference herein.**

Sole power to dispose or to direct the disposition of:

The information in Row 9 of the Cover Pages is incorporated by reference herein.*

Shared power to dispose or to direct the disposition of:

The information in Row 10 of the Cover Pages is incorporated by reference herein.**

*

With respect to Mr. Langone, such amount includes 62,884 shares of Common Stock that Mr. Langone has the right to receive pursuant to restricted stock units and vested share units that will automatically convert into shares of Common Stock following the termination of Mr. Langone’s service as a director of the Issuer.

**

With respect to Mr. Langone, such amount includes (i) 130,000 shares of Common Stock owned by Invemed, in which Mr. Langone owns a 93.0% interest and serves as Chairman and Chief Executive Officer, and (ii) 30,000 shares of Common Stock owned by Mr. Langone’s wife. Mr. Langone disclaims beneficial ownership of the shares of Common Stock held by (A) Invemed, and any proceeds thereof, that exceed his pecuniary interest therein and/or are not actually distributed to him and (B) Mrs. Langone.

Mrs. Langone’s business address is 375 Park Avenue, Suite 2205, New York, NY 10152. Mrs. Langone’s principal occupation is as homemaker. During the last five years, Mrs. Langone has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, Mrs. Langone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Langone is a United States citizen.

(c) The information in Item 3 of this Schedule 13D/A is incorporated by reference herein. Except as set forth therein, Mr. Langone, Mrs. Langone and Invemed have not effected any transactions in shares of Common Stock during the past 60 days.

(d) Other than with respect to persons owning interests in Invemed (which interest does not relate to more than five percent of the shares of Common Stock), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in Item 5 of this Schedule 13D/A is incorporated by reference herein. Other than as described in Item 5 of this Schedule 13D/A, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D/A, which agreement is set forth on the signature page to this Schedule 13D/A.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned each certify that the information set forth in this Schedule 13D/A is true, complete and correct.

In accordance with Rule 13d-1(k) under the Exchange Act, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D/A on Schedule 13D/A with respect to the Common Stock of the Issuer.

Dated: September 18, 2023

/s/ Kenneth G. Langone Kenneth G. Langone

INVEMED ASSOCIATES LLC

By:	/s/ Kenneth G. Langone
Name:	Kenneth G. Langone
Title:	Chairman and Chief Executive Officer